Exhibit 99.89

Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements
(Unaudited)

Three and Six Months Ended March 31, 2013

ENERGY FUELS INC.
Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	March 31, 2013	September 30, 2012
ASSETS

Current assets
Cash and cash equivalents	$13,011	$13,657
Marketable securities (Note 6)	478	1,627
Trade and other receivables (Note 7)	2,952	15,268
Inventories (Note 8)	25,256	30,328
Prepaid expenses and other assets	921	464
	42,618	61,344
Non-current
Inventories (Note 8)	-	2,945
Property, plant and equipment (Note 9)	139,623	133,085
Investment in Virginia Energy (Note 5)	4,182	-
Intangible assets	10,196	13,909
Restricted cash	28,468	28,525
	$225,087	$239,808

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,420	$15,347
Deferred revenue	1,150	1,150
Current portion of long-term liabilities
Decommissioning liability	95	43
Loans and borrowings	844	724
	9,509	17,264
Non-current
Long-term decommissioning liability	15,847	15,681
Long-term loans and borrowings	20,641	22,765
	45,997	55,710

Shareholders' equity
Capital stock (Note 10)	$183,360	$178,745
Contributed surplus	19,810	17,906
Share purchase warrants	4,103	6,002
Deficit	(27,614)	(17,602)
Accumulated other comprehensive loss	(569)	(953)
	179,090	184,098
	$225,087	$239,808

Additional footnote references
   Commitments and contingencies (Note 12)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012

REVENUES (Note 13)	$34,087	$-	$43,014	$-

COST OF SALES
Production cost of sales	27,890	-	35,911	-
Impairment of inventories (Note 8)	1,401	-	1,401	-
Depreciation, depletion and amortization (Note 13)	3,808	-	4,425	-
TOTAL COST OF SALES	(33,099)	-	(41,737)	-
GROSS PROFIT	988	-	1,277	-
Care and maintenance expenses	(1,402)	-	(2,053)	-
Selling, general and administrative expenses (Note 13)	(5,960)	(2,222)	(9,195)	(3,126)
Finance income (expense) (Note 13)	(1,218)	(191)	255	(203)
Other income (expense)	(156)	(1)	(288)	325
NET LOSS BEFORE TAXES	(7,748)	(2,414)	(10,004)	(3,004)
Income tax expense	(8)	-	(8)	-
NET LOSS FOR THE PERIOD	(7,756)	(2,414)	(10,012)	(3,004)
Unrealized loss on marketable securities	-	(344)	-	(344)
Change in foreign currency translation	388	79	384	251
COMPREHENSIVE LOSS FOR THE PERIOD	$(7,368)	$(2,679)	$(9,628)	$(3,097)
	-	-
LOSS PER COMMON SHARE	-	-
BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.02)	$(0.01)	$(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Six Months Ended
	March 31,
	2013	2012

Capital stock (Note 10)
Balance, beginning of period	$178,745	$60,052
Shares issued for Titan Uranium, Inc. asset purchase	-	32,499
Shares issued for Titan Uranium, Inc. advisory fees	-	431
Treasury shares	-	(371)
Common Shares issued for acquisition of joint venture interests (Note 3)	682	-
Shares issued for Investment in Virginia Energy (Note 5 )	3,906	-
Shares issued for Virginia Energy advisory fees (Note 5)	39	-
Share issuance costs - private placement	(12)	-
Balance, end of period	183,360	92,611

Contributed surplus
Balance, beginning of period	17,906	13,809
Share purchase warrants expired	1,899	-
Share-based compensation	5	1,464
Balance, end of period	19,810	15,273

Share purchase warrants
Balance, beginning of period	6,002	4,159
Warrants issued in exchange for Titan warrants	-	541
Share purchase warrants expired	(1,899)	-
Balance, end of period	4,103	4,700

Deficit
Balance, beginning of period	(17,602)	(34,575)
Net loss for the period	(10,012)	(3,004)
Balance, end of period	(27,614)	(37,579)

Accumulated other comprehensive loss
Balance, beginning of period	(953)	(1,251)
Unrealized loss on marketable securities	-	(343)
Foreign currency translation reserve	384	251
Balance, end of period	(569)	(1,343)

Total shareholders' equity	$179,090	$73,662

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net loss for the period	$(7,756)	$(2,414)	$(10,012)	$(3,004)
Items not involving cash:
Depletion, depreciation and amortization (Note 13)	7,214	15	8,670	33
Stock-based compensation	5	1,238	5	1,249
Finance income (expense) (Note 13)	1,218	191	(255)	203
Unrealized foreign currency translation	416	(134)	655	15
Impairment of inventories	1,401	-	1,401	-
Other (income) expense	156	-	288	(324)
Change in non-cash working capital	11,873	(1,008)	11,467	(1,246)
Interest received	143	3	326	7
	14,670	(2,109)	12,545	(3,067)

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(55)	(207)	(2,748)	(419)
Expenditures on exploration and evaluation	(5,502)	(381)	(8,678)	(1,061)
Cash proceeds (outlays) for acquisition of Titan Uranium, Inc.	-	122	-	(486)
Acquisition of joint venture interests, net of cash acquired (Note 3)	-	-	(758)	-
Expenditures for Investment in Virginia Energy (Note 5)	(269)	-	(269)	-
Expenditures for acquisition of Denison US Mining Division (Note 4)	-	(36)	-	(36)
Proceeds (outlays) from sale of property, plant and equipment	-	-	-	325
Proceeds from sale of marketable securities	747	-	816	-
Change in cash deposited with regulatory agencies for decommissioning liabilities	(172)	(13)	(177)	(13)
	(5,251)	(515)	(11,814)	(1,690)

FINANCING ACTIVITIES
Repayment of borrowings	(24)	-	(546)	(126)
Interest paid on convertible debentures	-	-	(824)	-
	(24)	-	(1,370)	(126)
	-	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	9,395	(2,624)	(639)	(4,883)
Effect of exchange rate fluctuations on cash held	3	40	(7)	63
Cash and cash equivalents - beginning of period	3,613	4,719	13,657	6,955
CASH AND CASH EQUIVALENTS - END OF PERIOD	$13,011	$2,135	$13,011	$2,135

Non-cash investing and financing transactions:
Issuance of shares for acquisition of joint venture interests (Note 3)	$-	$-	$682	$-
Issuance of shares for investment in Virginia Energy (Note 5)	3,945	-	3,945	-
Issuance of secured notes for acquisition of mineral properties	-	-	-	920

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principle place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing mineral properties, extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended September 30, 2012.

The accounting policies and methods of application applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended September 30, 2012, except as disclosed below:

Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

3. ACQUISITION OF JOINT VENTURE INTERESTS

On September 21, 2012, the Company executed a Purchase Agreement whereby the Company agreed to purchase from Aldershot Resources Ltd. (“Aldershot”) its membership interest in the Colorado Plateau Partners LLC (“CPP”) Arizona Strip Partners LLC (“ASP”), both a 50/50 joint venture between EFRC and Aldershot.

The acquisition was completed on October 1, 2012. Pursuant to the Purchase Agreement, Aldershot received $0. million in cash, cancellation of debt owed by Aldershot to EFRC of $0.56 million including a note receivable of $0. million and 3,527,570 shares of EFI common stock valued at C$0.19 per share. The total purchase price was $2.04 million including $53,000 of transaction costs. The transaction was accounted for as an asset purchase and the of each item of property, plant and equipment acquired as part of the group of assets acquired was determined allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition

CPP holds a majority of the properties in the Sage Plain Project Area including the Calliham lease, the Crain lease, Utah State leases and 94 unpatented mining claims on BLM land. As a result of the acquisition, the Company now owns 100% of the Sage Plain Project.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Cash	$750
3,527,570 common shares of EFI	682
Cancellation of debt	557
Transaction costs incurred	53
Purchase consideration	$2,042

The purchase price was allocated as follows:
Cash and cash equivalents	$45
Property, plant and equipment (1)	1,997
Restricted cash	54
Decommissioning liability	(54)
$2,042

(1) The properties included as part of property, plant and equipment are the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims, all of which are located in Utah.

4. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED

On June 29, 2012, the Company completed the acquisition of Denison Mines Holding Corp. and White Canyon Uranium Limited. The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with eight of the ten board seats, majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. The accounting for the Acquisition has been done on a preliminary basis taking into account the information available at the time these condensed consolidated interim financial statements were prepared.

The purchase price allocation remains preliminary and is therefore subject to further adjustment prior to the end of the third fiscal quarter of 2013 for the completion of the valuation process and analysis of resulting tax effects. Final valuations of the assets and liabilities are not yet complete due to the timing of the Acquisition and complexities inherent in the valuation process. Previously, the Company had adjusted the preliminary purchase price allocation to adjust inventory stockpiles by $10.97 million as well as to recognize an intangible asset of $15.85 million for the estimated fair value of customer contracts acquired. The adjustments recorded resulted in an increase in gain on bargain purchase of $4.88 million from the amount reported in previous periods. There were no adjustments to the fair value recorded in the six month period ended March 31, 2013.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

4. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED (continued)

The current preliminary aggregate fair values of assets acquired and liabilities assumed were as follows on the Acquisition date:

Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322

Fair value of assets and liabilities acquired	Fair Value
Cash and cash equivalents	552
Trade and other receivables	241
Inventories	31,530
Prepaid expenses and other assets	303
Property, plant and equipment	84,942
Intangible assets	15,851
Restricted cash (1)	24,965
Accounts payable and accrued liabilities	(7,802)
Deferred revenue	(1,150)
Decommissioning liabilities	(13,895)
135,537
Gain on purchase (2)	(56,215)
$79,322

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill, and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a preliminary gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price. This gain is preliminary and subject to final fair value adjustments, which are to be completed by the quarter ended June 30, 2013.

5. INVESTMENT IN VIRGINIA ENERGY RESOURCES INC. (“Virginia Energy”)

On January 28, 2013, pursuant to a private placement, the Company acquired 9,439,857 common shares of Virginia Energy at a price of C$0.42 per common share. The 9,439,857 common shares acquired by the Company represented 16.5% of Virginia Energy’s common shares outstanding. Consideration paid by the Company for this investment consisted of C$0.25 million ($0.25 million) in cash and 21,851,411 common shares of the Company issued on a private placement basis for an aggregated consideration of $4.1 million. The Company issued 270,270 common shares on a private placement basis in partial satisfaction of financial advisory services provided in connection with its investment in Virginia Energy.

Virginia Energy is listed on the Toronto Venture Exchange and owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA.

Pursuant to the subscription agreement with Virginia Energy, for so long as the Energy Fuels owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares, increasing to 9.9% after 2 years. Management has assessed that the provisions of the subscription arrangement, which allowed it to appoint a director to the Board of Virginia Energy represents significant influence over Virginia Energy, as the Company has the power to participate in the operating and financial decisions of Virginia Energy. Accordingly, the Company has accounted for its investment in Virginia Energy using equity accounting.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

5. INVESTMENT IN VIRGINIA ENERGY (continued)

Summary financial information for Virginia Energy is as follows:

December 31,
2012
Current assets	$632
Non-current assets	27,647
Total assets	28,279
Current liabilities	1,976
Non-current liabilities	3,951
Total liabilities	5,927
Equity	22,352

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company will record its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has not recorded its share of comprehensive income or loss of Virginia Energy for the three months ended December 31, 2012 as it represents a period of time prior to the Company’s investment.

At March 31, 2013, the fair value of the Company’s investment in Virginia Energy was $2.9 million.

6. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	March 31,	September 30,
	2013	2012
	$	$
Mega Uranium Ltd.
3,467,000 common shares (September 30, 2012 - 10,000,000)	478	1,627
	478	1,627

The Company has classified its investment in Mega Uranium Ltd. (“Mega”) as an available-for-sale investment. During the three and six months period ended March 31, 2013, the Company sold 6,005,000 and 6,533,000 shares of Mega for gross proceeds of C$0.70 million ($0.70 million) and C$0.8 million ($0.8 million), and recorded a mark-to-market increase of $0.1 million and decrease of $0.3 million in profit and loss.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

7. TRADE AND OTHER RECEIVABLES

	March 31,	September 30,
	2013	2012
	$	$
Trade receivables - mineral concentrate sales	1,991	12,807
Other receivables	934	1,906
Notes receivable (1)	27	555
	2,952	15,268

(1)

The September 30, 2012 amount of $0.56 million included a $0.51 million promissory note receivable from Aldershot, which held a 50% interest in the CPP joint venture with EFRC until the promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 3).

8. INVENTORIES

	March 31,	September 30,
	2013	2012
	$	$
Concentrates and work-in-progress (1)	7,828	11,481
Inventory of ore in stockpiles	12,420	17,588
Raw materials and consumables	5,008	4,204
	25,256	33,273
Inventories - by duration
Current	25,256	30,328
Long-term - ore in stockpiles	-	2,945
	25,256	33,273

(1)	During the period ended March 31, 2013, the Company recorded an impairment loss of $1.4 million on inventories in profit and loss.

The current portion of inventory of ore in stockpiles represents ore that will be processed within the next twelve months of planned mill production.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

9. PROPERTY, PLANT AND EQUIPMENT

		Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2012	$53,850	$18,673	$-	$90,483	$163,006
Acquisition of joint venture interests (Note 3)	-	-	-	1,997	1,997
Additions	1,397	1,402	-	8,102	10,901
Reclassification to non-operating (1)	-	(18,114)	18,114	-	-
Balance at March 31, 2013	$55,247	$1,961	$18,114	$100,582	$175,904
Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	$15,590	$2,337	$-	$11,994	$29,921
Depreciation for the period	5,054	-	-	-	5,054
Depletion for the period	-	1,306	-	-	1,306
Reclassification to non-operating (1)	-	(2,844)	2,844	-	-
Balance at March 31, 2013	$20,644	$799	$2,844	$11,994	$36,281

Carrying amounts
At September 30, 2012	$38,260	$16,336	$-	$78,489	$133,085
At March 31, 2013	$34,603	$1,162	$15,270	$88,588	$139,623

(1)

Primarily, the Beaver, Pandora, and Daneros mines, which were placed on care and maintenance in the six months ended March 31, 2013 as a result of current market conditions and because the Company can fulfill its contractual uranium delivery requirements utilizing its existing stockpiles of ore, producing mines in Arizona and alternate feed. Costs associated with the care and maintenance for mines have been expensed in the period in which they were incurred and depletion is no longer being recorded. For the three and six month periods ended March 31, 2013, the costs expensed in profit and loss were $1.40 million and $2.05 million respectively.

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	March 31, 2013		September 30, 2012
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	678,606,040	178,745	123,999,665	60,052
Shares issued for acquisition of joint venture interests (Note 3)	3,527,570	682	-	-
Shares issued for Titan Uranium, Inc. asset purchase (1)	-	-	89,063,997	32,498
Shares issued for Titan Uranium, Inc. advisory fees (2)	-	-	1,256,489	431
Shares issued for Denison US Mining merger (Note 4)	-	-	425,440,872	79,322
Shares issued for Denison US Mining advisory fees (Note 4)	-	-	4,373,917	981
Shares and warrants issued for private placement (3)	-	-	35,500,500	6,549
Shares issued for Virginia Energy shares (Note 5)	21,851,411	3,906	-	-
Shares issued for Virginia Energy advisory fees (Note 5)	270,270	39	-	-
Share issuance costs - private placement	-	(12)	-	(722)
Stock options exercised	-	-	16,667	5
Treasury shares (4)	-	-	(1,046,067)	(371)
Balance, end of period	704,255,291	183,360	678,606,040	178,745

(1)	On February 29, 2012, the Company completed the acquisition of Titan Uranium, Inc. in exchange of 89,063,997 EFI’s common shares at C$0.36 per share aggregating to $32.50 million.

(2)

Pursuant to the acquisition of Titan Uranium, Inc., the Company issued 1,256,489 EFI common shares valued at $0. 43 million in satisfaction of the advisory fee. The value of the EFI shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

(3)

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $C8.17 million ($8.00 million). Each subscription receipt was exchangeable into one unit of the Company upon completion of the Acquisition of the Denison US Mining Division. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of C$0.27 until June 22, 2015. The fair value of the 17,750,250 full warrants that were issued on the completion of the private placement totaled C$1.49 million ($1.46 million) and this value was recorded in contributed surplus which is a separate component of shareholders’ equity.

(4)

As a result of the Company’s acquisition of Titan Uranium, Inc., the Company acquired ownership of 1,046,067 shares of EFI common stock. Such shares are treated as treasury shares at March 31, 2013 and are shown as a reduction of equity.

11. SHARE-BASED PAYMENTS

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the six months ended March 31, 2013, the Company granted 50,000 stock options (Mar 31, 2012 – 6,656,000) to its employees, directors and consultants, recording stock-based compensation expense of $5 (Mar 31, 2012 – $1,242,625, net of $198,930). In addition, the Company also recorded stock-based compensation expense of $Nil for options which vested in the current period (Mar 31, 2012 – $6,624). Offsetting amounts were recognized as contributed surplus.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

11. SHARE-BASED PAYMENTS (continued)

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.24%
Expected life	3.0 years
Expected volatility	88%
Expected dividend yield	0.0%

The fair value of stock options granted during the period ended March 31, 2013 and September 30, 2012 is as follows:

	Six Months Ended	Year Ended
	March 31, 2013	September 30, 2012
	$	$
5,840,000 options granted at C$0.31 on 03/07/12	-	1,308
136,000 options granted at C$0.39 on 03/07/12	-	23
680,000 options granted at C$0.86 on 03/07/12	-	111
3,240,000 options granted at C$0.23 on 08/13/12	-	401
13,925,000 options granted at C$0.23 on 08/27/12	-	2,066
1,225,000 options granted at C$0.23 on 09/01/12	-	170
100,000 options granted at C$0.23 on 09/17/12	-	14
50,000 options granted at C$0.18 on 01/25/13	5	-
Value of stock options granted	5	4,093

The summary of the Company’s stock options at March 31, 2013 and September 30, 2012, and the changes for the fiscal periods ending on those dates is presented below:

	As at March 31, 2013			As at September 30, 2012
		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of period	0.16 - 2.25	0.33	31,037,800	0.16 - 2.25	0.59	6,620,300
Transactions during the period:
Granted	0.18	0.18	50,000	0.23 - 0.86	0.27	25,146,000
Exercised	0.00	0.00	-	0.20	0.20	(16,667)
Forfeited	0.23 - 0.51	0.25	(502,000)	0.20 - 2.25	0.39	(643,333)
Expired	0.45 - 2.25	1.52	(1,181,800)	0.45	0.45	(68,500)
Balance, end of period	0.16 - 0.86	0.28	29,404,000	0.16 - 2.25	0.33	31,037,800

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

11. SHARE-BASED PAYMENTS (continued)

The following table reflects the actual stock options issued and outstanding as of March 31, 2013:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested
Feb-2014	0.35	0.85	600,000	600,000	-
Jul-2014	0.35	1.30	550,000	550,000	-
Oct-2014	0.35	1.56	150,000	150,000	-
Jun-2015	0.16	2.22	12,500	12,500	-
Jul-2015	0.20	2.28	795,000	795,000	-
Jul-2015	0.17	2.31	12,500	12,500	-
Aug-2015	0.30	2.35	900,000	900,000	-
Oct-2015	0.62	2.55	75,000	75,000	-
Nov-2015	0.71	2.61	50,000	50,000	-
Apr-2016	0.51	3.04	1,660,000	1,660,000	-
Jan-2016	0.18	2.82	50,000	50,000
Mar-2015	0.39	1.93	136,000	136,000	-
Mar-2016	0.86	2.94	680,000	680,000	-
Mar-2017	0.31	3.94	5,655,000	5,655,000	-
Aug-2017	0.23	4.37	2,928,000	2,928,000	-
Aug-2017	0.23	4.41	13,825,000	13,825,000	-
Sep-2017	0.23	4.42	1,225,000	1,225,000	-
Sep-2017	0.23	4.47	100,000	100,000	-
		3.92	29,404,000	29,404,000	-

12. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012
Uranium concentrates	$29,988	$-	$38,416	$-
Vanadium concentrates	4,037	-	4,452	-
Alternate feed materials processing and other	62	-	146	-
Revenues	$34,087	$-	$43,014	$-

The components of selling, general and administrative are as follows:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012

Intangible contract amortization	$2,918	$-	$3,713	$-
Selling	527	-	705	-
General and administrative	2,515	2,222	4,777	3,126
Selling, general and administrative expenses	$5,960	$2,222	$9,195	$3,126

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013
(Unaudited)
(Tabular amounts expressed in thousands of U.S. dollars, unless otherwise noted)

13. SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The components of finance income (expense) are as follows:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012
Accretion expense	$(82)	$-	$(164)	$-
Change in value of marketable securities	97	-	(285)	-
Foreign exchange	(2)	(171)	198	(171)
Change in value of convertible debentures	(898)	-	1,155	-
Interest expense	(476)	(23)	(975)	(39)
Interest income	143	3	326	7
Finance income (expense)	$(1,218)	$(191)	$255	$(203)

A summary of depreciation, depletion and amortization expense recognized in the consolidated statement of comprehensive loss is as follows:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012
Recognized in production cost of sales	$3,808	$-	$4,425	$-
Recognized in selling, general and administrative	3,406	15	4,245	33
Depreciation, depletion and amortization	$7,214	$15	$8,670	$33